September 28, 2018

Isa Odidi, Ph.D., MBA
Chief Executive Officer
Intellipharmaceutics International Inc.
30 Worcester Road
Toronto, Ontario
Canada, M9W 5X2

       Re: Intellipharmaceutics International Inc.
           Registration Statement on Form F-1
           Filed September 20, 2018
           File No. 333-227448

Dear Dr. Odidi:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Ada D. Sarmento at 202-551-3798 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Healthcare & Insurance
cc:    Richard DiStefano, Esq.